Exhibit (a)(39)

Joseph B. Leonard

Chairman & CEO

April 9, 2007

To: The Members of the Board of Directors of Midwest Air Group

John F. Bergstrom	James Boris
Ulice Payne, Jr.	Samuel K. Skinner
Elizabeth T. Solberg	Richard H. Sonnentag
Frederick Stratton, Jr.	David H. Treitel
Timothy E. Hoeksema

We want to take this opportunity to make clear to you and to the communities and customers served by Midwest Airlines (“Midwest”) AirTran’s firm commitment to offer the flight schedules and fare levels that we have discussed publicly which in turn will create the numbers of jobs that we have identified and the added value of our operations to suppliers and vendors that support your existing and our proposed expanded operations.

We make this specific and unqualified firm commitment to assist you in exercising your discretion under your Articles of Incorporation and the Wisconsin Business Corporation Law (“WBCL”) to consider, along with your primary obligations to your shareholders, the measurable social, legal and economic effects of a transaction on various identified constituencies. In this regard we are addressing the concern expressed by you in your Form SC 14D9 filed on January 25, 2007, with respect to an alleged lack of a clear plan and commitment.

We believe that our proposal represents a win for your shareholders with materially positive effects for your employees, customers, suppliers and the communities that Midwest serves. Each of these constituencies benefits more from this transaction than from Midwest’s continuation as is or with even a successful execution of its business plan. The best evidence of what we can do is what we have already done and few have said it as well as Atlanta’s Mayor, Shirley Franklin.

Mayor Franklin in the attached April 2, 2007, letter to me commends AirTran for our “impressive” growth over the last several years and our role in keeping the Atlanta economy strong. She observes that our “every day” low fares have “stimulated traffic” and generated “tremendous savings” for the Atlanta consumers while our Boeing 737 aircraft order “has added jobs to the Atlanta economy”. As to our community involvement in a city that is not our headquarters,

Midwest Air Group

Board of Directors

April 9, 2007

she calls it “inspiring”. We can bring to Milwaukee and the entire Midwest network the consumer benefits, jobs and service that define our role in Atlanta.

We do not believe that the business plan announced by Midwest provides anything approaching the scope and service levels to which we are committed and have demonstrated our ability to achieve or create the number of new jobs that accompany that growth. Since joining AirTran Airways in 1999, this management team has led a financial restructuring, introduced an all new fleet, nearly doubled the size of the network, created thousands of jobs and have delivered consistent profits through one of the most challenging times in our industry.

We have materially increased the value of our offer to $15.00 a share in a combination of cash and stock. As proposed, our offer permits your shareholders to participate in the value enhancement that we believe will follow on the merger of our two airlines. As you know, most Wall Street airline analysts and airline industry experts share our belief in the value of this transaction and AirTran’s prospects just as they see marginal value in Midwest as a stand-alone airline.

From the public filings that you have made with the Securities and Exchange Commission (“SEC”), it appears that the only third party that has evaluated Midwest’s business plan are the employees of your most senior director who reported their findings to him in his capacity as Chairman of your Board Affairs and Governance Committee. The appearance of conflict, self-interest and bad faith presented by these facts, which has drawn critical comment from corporate governance experts, would not appear to support the use of that report in the exercise of your business judgment in determining the Company’s future value as an independent entity or the effect of a transaction on the various constituencies. Since you have stated in your SEC filed documents that your financial advisor, Goldman, Sachs & Co. was retained to provide advice on resisting a merger with a financial incentive tied to your remaining independent, clearly even if it had opined on future value or effect on constituencies, its advice on its face is biased.

It is of interest that the airline analyst at Raymond James, the investment banker identified in your SEC filed documents as having been retained to advise you on the AirTran proposal, has published several favorable comments on the benefits of the merger. It is also of interest that since you have refused to engage in any due diligence whatsoever with respect to our proposal there would appear to be no good faith basis on which you could, as is provided in your Articles of Incorporation, look to the indebtedness arising out of the transaction in considering the ongoing viability and prospects of the merged company.

From the time of my October 11, 2006, telephone call with your Chairman and CEO to our meeting on October 20, 2006, and since then, I have set out in detail the logic of this transaction and the benefits that it offers to all the relevant constituencies. I emphasized to him in both conversations the strategic benefits

Midwest Air Group

Board of Directors

April 9, 2007

presented by our Boeing 737-700 delivery schedule in expanding service options and jobs in Milwaukee and other communities. While he expressed the view that that delivery schedule was a burden on AirTran, I disagreed and stressed its importance as a growth vehicle for either a combined AirTran and Midwest or AirTran as a stand- alone carrier. Your Chairman’s public comments about AirTran’s supposed “desperate” need to rid itself of these aircraft make no sense. Even if true and it is not, the aircraft are now in high demand and were acquired at prices that are now well below market generating literally millions of dollars in profit if AirTran were to choose to scale back its growth plans and sell them. From what I said last October to now, my view has not changed and AirTran is able to make firm commitments on service because of the cost-efficient aircraft that we have on order.

By 2009 we are committed to growing Milwaukee to 215 daily departures – a 34% increase over Midwest’s existing operations to a total of 70 destinations. While our Milwaukee operations will be smaller than what we have in Atlanta where we presently have 242 daily departures which this summer will grow to 262, it will be a hub larger than any that would follow on Midwest’s proposed plan. We have attached a presentation that we have previously disclosed publicly that identifies specific markets and flights covered by our proposed operations – one of the claimed deficiencies that you identified in your Form SC 14D9 filing.

We anticipate creating more than 1,100 new jobs with career advancement opportunities for current employees as a result of the increased size of the combined companies. We plan to expand the Milwaukee training facilities, call center and aircraft maintenance operations and add a new marketing services center. We are committed to maintaining jobs for all current Midwest employees except officers and some headquarters positions; our proposal by any measure will result in a net increase in jobs.

With the commitment of at least 22 additional aircraft dedicated to the Milwaukee hub above and beyond the aircraft used to replace Midwest’s fleet of aging MD80s, we estimate, based on the standard number of employees associated with each aircraft, that we will create no less than 264 pilot jobs, 396 flight attendant positions, 66 mechanic jobs, 315 airport service personnel positions, 50 call center agent jobs and 25 management positions. We estimate that this job growth will add over $30 million a year in new payroll with over $1.8 million annually in new payroll taxes. Our aircraft delivery schedule supports the growth of the Milwaukee hub and provides the means to achieve this objective.

Our history of growth supports the credibility of our plans for Midwest. Since 2000, AirTran has grown its network from 270 average departures per day to 30 cities to 765 average flights per day serving 56 cities by the summer of 2007. During this period we have created over 5,000 new jobs. While Midwest has claimed in letters to your shareholders and to the Wisconsin business community and elsewhere that AirTran’s record for market development and service is

Midwest Air Group

Board of Directors

April 9, 2007

questionable, we believe that for that assertion to serve as a decision making criteria you have to apply the same standard to Midwest’s prior history as an indicator of what may be expected in its proposed business plan.

Midwest, in that same period since 2000, has terminated service from Milwaukee to 10 markets; from Kansas City to 7 markets; and eliminated some 500 jobs. It has simply abandoned service in markets like Houston, New Orleans and Washington-Dulles; in places like Indianapolis, which it had in the past announced plans to develop, it has materially reduced its presence.

Midwest’s newly announced growth plans primarily rely on 50-seat regional jet flying that it has outsourced to a Utah-based regional airline. The limited new flying that Midwest has announced with additional old MD-80s does not generate any significant number of new jobs. The plan as publicly described by your Chairman & CEO as adding 18 planes, 15 of which are 50-seat regional jets; 12 new routes and six new cities provides little economic benefit to the region. Midwest’s actions under its business plan have had and will continue to have a negative effect on several of the various constituencies identified in the WBCL.

Whatever positive benefits may reside in the Midwest plan do not come anywhere close to those offered by commitments embedded in AirTran’s proposal. On its face, Midwest’s announced business plan under the best of circumstances adds fewer flights, routes and jobs than what AirTran has committed to provide. AirTran’s proposal is specific in each of these areas. You may want to refer to the attachment to our February 19, 2007, letter to you in which airline analysts from UBS and Calyon Securities speak to Midwest’s limited growth opportunities. We believe that third parties understand what you must consider – that the positive effects of AirTran’s proposals outweigh anything that Midwest has announced or in the near term is capable of developing.

AirTran’s firm commitments stem in part from our belief that we can grow presently underserved markets and we have a public track record of success in doing so. Many of the markets that we will grow to and from Milwaukee are presently smaller than any of those that we serve out of Atlanta – exactly the situation that we found in many of our now large Atlanta and non-Atlanta markets. Prior to AirTran’s entering the Rochester to Baltimore route there were 42 passengers a day on the route each way, we now carry more than 121 passengers a day, a threefold increase; in Atlanta to Newport News there were 8 passengers a day and today there are more than 255 daily passengers; between Flint and Atlanta there were only 8 daily passengers per day and has now grown to 165. Our low costs allow us to offer low fares that stimulate and grow otherwise underserved markets – we have done this in many markets around the U.S. and we will do the same in Milwaukee.

Midwest Air Group

Board of Directors

April 9, 2007

Based on our proven model, we estimate that more than 3.7 million additional new travelers to and from Wisconsin as a result of our lower fares and increased level of service. This increased visitor flow would drive more than $467 million a year in non-airport spending on goods and services. We also estimate that the increased level of operations will add more than $11 million annually in new airport fees and more than $18 million a year in airport concession revenue combined in the state.

We also have a record of serving large metropolitan areas like Boston, New York and Washington as well as small communities like Akron-Canton, Bloomington, Newport News and Moline. Midwest’s employees, customers and the communities that we will serve will all benefit from our growth to a much greater degree than anything currently operated or being proposed by Midwest.

Our ability to profitably grow is based in large part on our cost structure and efficient operations. Using Department of Transportation (“DOT”) data for all markets served from Milwaukee and Atlanta and not the selective sampling of markets standing behind the Midwest analysis in its March 20, 2007, letter to Wisconsin business leaders (Midwest used a DOT report that covers the top 1,000 markets in the entire United States that samples only 66 markets in Atlanta and 31 markets in Milwaukee), AirTran’s fares are 27% lower in Atlanta markets where AirTran competes and our average fare in Milwaukee is 28% lower than Midwest’s and nearly 50% lower than the industry average. Major Franklin’s letter is independent testimony to the value our low fares bring to the communities that we serve. We are one of the low fare leaders and your customers and communities will benefit from that fact. Applying our standard fare model, we estimate that Wisconsin consumers will save in excess of $363 million per year in air fare savings. In contrast, we believe that Midwest’s cost structure simply does not allow it to profitably match fares that we are able to offer.

While Midwest raised questions about AirTran’s prior record of service in various markets in its February 28, 2007 letter to your shareholders, the response to Midwest’s claims was quick from the communities that we serve. Within a day of the publication of the shareholder letter, the Akron-Canton Airport issued an unsolicited press release that started out with the words “On behalf of the 1.2 million travelers in the Akron-Canton area, the Akron-Canton Airport respectfully disagrees with the allegations about AirTran Airways made by the Midwest Air Group.” The letter goes on to address what we did to grow air service in their community, lower fares, stimulate new traffic and actively participate in the business, community and charitable organizations in that area. There is a long list of our communities from Flint to Newport News to Moline, Indianapolis, Richmond, Baltimore/Washington and others that followed Akron-Canton with similar public letters of support. When evaluating claims by your management about the deficiencies in AirTran’s service record, keep in mind the remarkable outpouring of

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Board of Directors

April 9, 2007

support by numerous public bodies that took the time to set the record straight and to publicly disagree.

In exercising your permissive authority to consider the effects of a transaction on your customers, employees and the communities that Midwest serves, I would also remind you of the comments by a respected airline analyst from Prudential Securities, Robert McAdoo, that we mentioned in our February 19, 2007, letter to you. He noted in detail that the merger of the two airlines would materially improve service for Milwaukee business travelers by adding new destinations in the west and northwest; provide travelers from small communities presently served by Midwest with connecting opportunities to far more cities than are presently available to them; and, offer low-cost/low-fare service to a wider range of customers who are now traveling to the Chicago area airports to find affordable service to their desired destinations. His independent comments comprehensively address the criteria that underlie the non-shareholder constituency concerns that are identified in your Articles of Incorporation, the WBCL and in your own Form SC14D9.

Midwest’s customers will also benefit from the quality of service offered by AirTran. Within the last week, the well respected joint University of Nebraska/Wichita State University Airline Quality Rating Report for the third year in a row ranked AirTran among the top three U.S. airlines in overall quality. We have the youngest all-Boeing fleet in the nation with a two class service offering free XM Satellite Radio. Unlike Midwest, our model introduces Business Class service in all jet markets. We recognize the value of Midwest’s service product and would expect to include elements of it in our product.

We respect what your Chairman & CEO has accomplished over the last twenty-five years in creating a safe, well-regarded airline. As I have said from the time of our first discussions now almost two years ago, we believe that we can take the best of each of our airlines and create a unique national low-fare carrier.

We can bring to the communities that you presently serve easy access to a nationwide network of destinations that on its own is beyond Midwest’s reach. AirTran this year will have the lowest non-fuel unit costs in the industry and as soon as next year we believe that we may be the all-in cost leader as well. With this cost structure we will be able to offer your customers lower fares and greater service than anything that Midwest can provide on its own – exactly what we have done in Atlanta. These are measurable economic effects not open to real dispute. We have consistently delivered low cost and quality service by any metric.

We expect to be fully engaged in the communities that Midwest presently serves and to play an active role in charitable and civic affairs. While we are headquartered in Orlando, we are deeply involved in community affairs in Atlanta to a degree that Mayor Franklin calls “inspiring”. Outside of Atlanta our role is as strong. Akron-Canton Airport in its press release disagreeing with comments made

Midwest Air Group

Board of Directors

April 9, 2007

by Midwest specifically notes that AirTran is active in business, charitable and community affairs as we are in all the communities that we serve. Once again, you need not look just to our assurances but rather to what the communities that we serve have said about us publicly. Any consideration of this “social” effect as one element under your Articles of Incorporation cannot ignore what AirTran actually does in the many communities that we serve – these are facts, not subjective judgments.

For your employees, the combined airline offers greater job security in the future and expanded opportunities for promotions and career development. Under the best of circumstances Midwest’s long term prospects are dubious given the way in which the industry is evolving and your employees’ interests should be considered. When we look at pay, it is clear that many of your employees would benefit from AirTran’s higher pay rates. For your pilots, the combined carrier opens the way to captain upgrades sooner and with a greater number of opportunities. In fact, all employees will enjoy enhanced career opportunities flowing from the larger combined company – a measurable economic effect.

Your vendors will obviously benefit from an expanded level of operations at Milwaukee and throughout the existing Midwest network. Airports and taxing authorities will also realize increased revenue by virtue of the size of the combined airline – a measurable economic effect.

Your shareholders who have invested their money to become owners of Midwest will clearly benefit from our $15.00 offer and the equity that they will retain in a profitable, low cost, quality national airline.

In our view, the proper exercise of your fiduciary obligations directs you to begin the process of completing this transaction. By any measure all of the affected constituencies realize value in the combination of our two great companies and our track record demonstrates our ability to perform on our commitments.

For all of these reasons I believe that the time has come for us to set aside rhetoric and begin the work of creating a great airline that can be an integral part of the evolution of our industry. Let us work together and begin the process of creating jobs and economic development which will benefit all of our shareholders, employees, customers, suppliers and the communities that we serve. Let the WBCL and your Articles of Incorporation become a reminder of what we can do for all interested constituencies and not a subject of dispute for the courts to decide.

Yours truly,

Joseph B. Leonard

Enclosures

Midwest Air Group
Board of Directors
April 9, 2007

CITY OF ATLANTA

SHIRLEY FRANKLIN
MAYOR

55 TRINITY AVENUE, S.W
ATLANTA, GEORGIA 30303-0300
TEL (404) 330-6100

April 2, 2007

Mr. Joe Leonard
Chairman and CEO
AirTran Airways
9955 AirTran Blvd.
Orlando, FL 32827

Dear Joe:

AirTran Airways and the city of Atlanta are partners in growth, and we are excited that you are continuing to grow your operations in Atlanta.

When I was elected Mayor of Atlanta in November 2001, AirTran Airways operated 144 flights per day from Atlanta to 35 cities. In the summer schedule for 2007, AirTran Airways will operate 262 flights per day to 54 cities. That's impressive growth. Hartsfield-Jackson Atlanta International Airport is the economic engine for the city, and AirTran Airways' impressive growth has helped keep the Atlanta economy strong and has promoted competition at the world's busiest airport.

Joe, I was pleased to be at the airport with you and Bob, your board, and the CEO of Boeing Commercial Airplanes when you made the announcement on July 1, 2003, to order 110 new Boeing aircraft. With the arrival of the new aircraft, AirTran Airways has added jobs to the Atlanta economy – from a new pilot training center to a new hangar to a new reservations center to a ground training center. Today, out of the 8,000 AirTran Airways' Crew Members, about 5,500 work in the Atlanta area. AirTran Airways is a major employer in the City.

The Atlanta consumer has received numerous benefits from AirTran Airways including the tremendous savings created by offering low fares every day. By offering low fares, AirTran Airways has stimulated traffic at Hartsfield-Jackson Atlanta International Airport. While it is the busiest airport in the world, we are fortunate to have two airlines with large hubs at the airport. We appreciate the great service AirTran Airways provides from Hartsfield-Jackson.